UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 29, 2026

SPACSPHERE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43093	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8795 Folsom Blvd
Sacramento, California 95826

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (501) 201-0130

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, one-half of one redeemable warrant, and one right to receive one-fifth of one Class A ordinary share	SSACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	SSAC	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	SSACW	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-fifth (1/5) of one Class A ordinary share upon the consummation of an initial business combination	SSACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On May 29, 2026, SPACSphere Acquisition Corp., a Cayman Islands exempted company (“SPACSphere”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) by and among SPACSphere, SPACSphere Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of SPACSphere (“Merger Sub”), and Mobilewalla Holdco, Inc., a Delaware corporation (“Mobilewalla”), pursuant to which Merger Sub will merge with and into Mobilewalla, whereupon the separate corporate existence of Merger Sub will cease and Mobilewalla will be the surviving company and continue in existence as a direct, wholly-owned subsidiary of SPACSphere, on the terms and subject to the conditions set forth therein.

The Business Combination Agreement, and the transactions contemplated thereby to occur at or immediately prior to the Closing (“Transactions”), were approved by the respective boards of directors of SPACSphere and Mobilewalla.

The Domestication

Pursuant to the Business Combination Agreement, prior to the consummation of the Merger (as defined below) (the “Closing”), and subject to the approval of the shareholders of SPACSphere, (i) each then issued and outstanding Class B ordinary share, par value $0.0001 per share, of SPACSphere (a “SPACSphere Class B ordinary share”) outstanding will be converted into one Class A ordinary share, par value $0.0001 per share, of SPACSphere (a “SPACSphere Class A ordinary share”) in accordance with the Articles of Association of SPACSphere (the “Class B conversion”), and, (ii) following the Class B conversion, SPACSphere will domesticate as a Delaware corporation (the “Domestication”) in accordance with Section 388 of the Delaware General Corporation Law and Part XII of the Companies Act (2023 Revision) of the Cayman Islands, as amended.

In connection with the Domestication, (i) each SPACSphere Class A ordinary share outstanding immediately prior to the effective time of the Domestication and following the Class B conversion shall be converted into one share of common stock, par value $0.0001 per share, of SPACSphere (the “New SPACSphere Common Stock”), (ii) each then-issued and outstanding whole warrant exercisable for one SPACSphere Class A ordinary share will be converted into a warrant exercisable for one share of New SPACSphere Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the Warrant Agreement, dated as of February 5, 2026, by and between SPACSphere and Odyssey Transfer and Trust Company, as warrant agent (as amended or amended and restated from time to time) (each, a “New SPACSphere Warrant”), and (iii) each then-issued and outstanding right entitling the holder thereof to 1/5 of one SPACSphere Class A ordinary share (each, a “SPACSphere Right”) shall convert automatically into a right to receive 1/5 of one share of New SPACSphere Common Stock at the Closing, pursuant to the Rights Agreement, dated as of February 5, 2026, by and between SPACSphere and Odyssey Transfer and Trust Company, as rights agent. In connection with clauses (i), (ii) and (iii) of this paragraph, each issued and outstanding unit of SPACSphere that has not been previously separated into the underlying SPACSphere Class A ordinary share, SPACSphere warrant and SPACSphere right will be canceled and will entitle the holder thereof to one share of New SPACSphere Common Stock, one-half of one New SPACSphere Warrant, and a right to receive 1/5 of one share of New SPACSphere Common Stock at the Closing.

The Business Combination

The Business Combination Agreement provides for, among other things, the following Transactions: (i) the Domestication, and (ii) the merger of Merger Sub with and into Mobilewalla (the “Merger”), with Mobilewalla being the surviving company of the Merger (Mobilewalla, in its capacity as the surviving company of the Merger, the “Surviving Company”), and as a result of which the Surviving Company will become a wholly-owned subsidiary of SPACSphere. In connection with the Domestication and the consummation of the Business Combination, SPACSphere will change its name to “COVARIATE, INC.” (“New Mobilewalla”) The Domestication, the Merger and the other Transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

Among other things, at the effective time of the Merger (the “Effective Time”), (A) the outstanding shares of common stock of Mobilewalla, par value $0.0001 per share (“Mobilewalla Common Stock”) issued and outstanding immediately prior to the Effective Time, and following the conversion or exercise of the outstanding convertible notes, preferred stock, stock options and warrants of Mobilewalla (but excluding any (i) shares of Mobilewalla Common Stock held by Mobilewalla as treasury stock which will be canceled without conversion, and (ii) shares the holders of which perfect rights of appraisal under Delaware law) will be cancelled in exchange for the right to receive a number of shares of New SPACSphere Common Stock (rounded up to the nearest whole share) equal to the quotient obtained by dividing (a) 25,000,000 by (b) the Company Fully Diluted Capital Stock (the “Exchange Ratio”), and (B) each Mobilewalla stock option that is outstanding and unexercised as of immediately prior to the Effective Time will be converted into an option to purchase shares of New SPACSphere Common Stock (“Exchanged Options”) as set forth in the Business Combination Agreement.

“Company Fully Diluted Capital Stock” means, without duplication, the sum of the number of shares of Mobilewalla Common Stock that are (a) issued and outstanding immediately prior to the Effective Time (following the conversion or exercise of the outstanding convertible notes, preferred stock and warrants of Mobilewalla but excluding any treasury stock to be cancelled) and (b) issuable upon exercise of all vested and unvested Mobilewalla options as of immediately prior to the Effective Time but, for the avoidance of doubt, excluding any unissued Mobilewalla options.

Conditions to Closing

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of SPACSphere and Mobilewalla, (ii) effectiveness of the registration statement on Form S-4 to be filed by SPACSphere in connection with the Business Combination, (iii) the absence of any law, judgement, order, statute, rule, or regulation prohibiting the consummation of the Business Combination, and (iv) receipt of approval for listing on Nasdaq the shares of New SPACSphere Common Stock and New SPACSphere Warrants to be issued in connection with the Business Combination.

Other conditions to SPACSphere’s obligations to consummate the Transactions include, among others, that as of the Closing, (i) the representations and warranties of Mobilewalla shall be true and correct, subject to the materiality standards contained in the Business Combination Agreement, (ii) Mobilewalla shall have performed all covenants and agreements required to be performed by Mobilewalla in all material respects, (iii) no Company Material Adverse Effect (as defined in the Business Combination Agreement) shall have occurred between the date of the Business Combination Agreement and the Closing Date, (iv) SPACSphere shall have received customary closing certificates from Mobilewalla; (v) Mobilewalla and certain of its key shareholders shall have executed and delivered all applicable ancillary agreements to SPACSphere; and (vi) Mobilewalla shall have effectuated the conversion or exercise of the outstanding convertible notes, preferred stock and warrants of Mobilewalla.

Other conditions to Mobilewalla’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the representations and warranties of SPACSphere and Merger Sub shall be true and correct, subject to the materiality standards contained in the Business Combination Agreement, (ii) SPACSphere shall have performed all covenants and agreements required to be performed by SPACSphere in all material respects, (iii) Mobilewalla shall have received customary closing certificates from SPACSphere; (iv) SPACSphere and certain of its key shareholders shall have executed and delivered all applicable ancillary agreements to SPACSphere; (v) other than persons designated by the parties to the Business Combination Agreement to be nominated for election to the board of directors of New Mobilewalla, all members of the board of directors of SPACSphere shall have executed written resignations as of the Closing Date, and (vi) the equity incentive plan for New Mobilewalla shall be adopted in accordance with the terms of the Business Combination Agreement.

Covenants

The Business Combination Agreement contains customary covenants of the parties with respect to operation of their respective businesses prior to Closing and efforts to satisfy conditions to Closing. The Agreement also contains additional covenants of the parties, including, amongst others, covenants providing for (i) Mobilewalla to prepare and deliver to SPACSphere certain unaudited consolidated financial statements of Mobilewalla, (ii) Mobilewalla to have entered into a senior loan agreement with Avenue Capital pursuant to which Mobilewalla will receive, concurrently with the Closing, the aggregate gross proceeds of not less than $10,000,000, and (iii) SPACSphere, in cooperation with Mobilewalla, to prepare and file a registration statement on Form S-4 (the “Registration Statement”) and take certain other actions to obtain the requisite approval of SPACSphere shareholders of certain proposals regarding the Business Combination. SPACSphere and Mobilewalla agreed to use their commercially reasonable efforts to solicit, negotiate and enter into subscription agreements with third party investors for the private placement of SPACSphere Class A ordinary shares or securities convertible into Class A ordinary shares.

Representations and Warranties

The Business Combination Agreement contains representations and warranties by SPACSphere, Merger Sub and Mobilewalla that are customary for transactions of this type. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing, among others, (i) by mutual written consent of SPACSphere and Mobilewalla, (ii) by either SPACSphere or Mobilewalla, if the Closing has not occurred by the deadline under its Articles of Association by which SPACSphere must consummate the Business Combination, subject to extension in accordance with the terms of SPACSphere’s Articles of Association, (iii) by either SPACSphere or Mobilewalla, if any Governmental Authority (as defined in the Business Combination Agreement) has issued or otherwise entered a final and non-appealable order or law making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions or the Merger, (iv) by either SPACSphere or Mobilewalla, if requisite approvals of the shareholders of SPACSphere and Mobilewalla (or the stockholder’s written consent) are not obtained as set forth therein, (v) by either SPACSphere or Mobilewalla, in the event of certain uncured breaches by the other party.

Exclusivity

Between the date of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement, each of Mobilewalla and SPACSphere has agreed that it will not, directly or indirectly, (i) enter into, encourage, solicit, initiate, continue or respond to inquiries regarding an Alternative Transaction (as defined below); (ii) enter into discussions or negotiations with, or furnish any information to, any person concerning any Alternative Transaction Proposal; (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction Proposal, (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Transaction Proposal, or (v) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its representatives to take any such action. Each of Mobilewalla and SPACSphere also agreed that it will cease and cause to be terminated any existing discussions or negotiations with any persons (other than the parties to the Business Combination Agreement and their respective representatives) previously conducted with respect to, or that is reasonably likely to give rise to or result in, any Alternative Transaction Proposal. An “Alternative Transaction Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any person or group at any time relating to an Alternative Transaction. An “Alternative Transaction” means (A) with respect to Mobilewalla, any transaction (other than the Transactions) concerning the sale, lease, exchange or other disposition of (x) 15% or more of the business or assets of Mobilewalla and its subsidiaries on a consolidated basis or (y) 15% or more of the issued and outstanding shares or other equity interests of Mobilewalla, in any case, whether such transaction takes the form of a sale or issuance of shares or other equity interests, assets, merger, consolidation, or otherwise, in a single transaction or series of transactions, and (B) with respect to each of Acquiror and Mobilewalla, as applicable, a transaction (other than the Transactions) concerning a Business Combination.

Stock Exchange Listing

SPACSphere has agreed to use reasonable best efforts to cause the shares of New SPACSphere Common Stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq at Closing and Mobilewalla shall reasonably cooperate with SPACSphere with respect to such listing.

Certain Ancillary Agreements

Company Stockholder Support Agreement

On May 29, 2026, concurrently with the execution of the Business Combination Agreement, certain stockholders of Mobilewalla entered into a Company Stockholder Support Agreement (the “Company Stockholder Support Agreement”) with SPACSphere and Mobilewalla, pursuant to which such stockholders have agreed to, among other things, (i) support and vote in favor of (a) the approval and adoption of the Business Combination Agreement and the Business Combination, (b) the approval of the Transactions (or, if there are insufficient votes approving the Transactions, the adjournment or postponement of the Mobilewalla stockholder meeting to a later date), and (c) any other circumstances upon which a consent or other approval with respect to the Business Combination Agreement and the Business Combination, (ii) vote against and withhold consent with respect to any Alternative Transaction Proposal with respect to Mobilewalla or other business combination transaction (other than the Business Combination Agreement and the Business Combination), (iii) vote against any proposal, action or agreement that would (a) impede, frustrate, prevent or nullify any provision of the Company Stockholder Support Agreement, the Business Combination Agreement or the timely consummation of the Merger or the other Transactions, (b) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Mobilewalla under the Business Combination Agreement, (c) result in any of the conditions set forth in the Business Combination Agreement not being fulfilled or (d) result in a breach of any covenant, representation or warranty or other obligation or agreement of such stockholder contained in the Company Stockholder Support Agreement, and (iv) be bound by certain other covenants and agreements related to the Business Combination, including a restriction on the transfer of Mobilewalla capital stock, subject to certain exceptions, and termination of certain stockholder agreements and other affiliate agreements of Mobilewalla; provided, however, that the obligations of the stockholders party to the Company Stockholder Support Agreement under the agreement shall not apply if there has been a change of recommendation by the board of directors of Mobilewalla in accordance with the terms of the Business Combination Agreement.

Sponsor Support Agreement

On May 29, 2026, concurrently with the execution of the Business Combination Agreement, SPACSphere and Mobilewalla entered into an agreement (the “Sponsor Support Agreement”) with SPACSphere Sponsor LLC, a Delaware limited liability company (the “Sponsor”), pursuant to which, among other things, in connection with the Closing, the Sponsor agreed to (i) vote all its SPACSphere Class A ordinary shares in favor of (a) each Acquiror Proposal (as defined in the Business Combination Agreement), including, without limitation, the approval and adoption of the Business Combination Agreement and the Business Combination, and (b) any other circumstances upon which a consent or other approval with respect to the Business Combination Agreement and the Business Combination is sought, (ii) vote against and withhold consent with respect to any Alternative Transaction Proposal with respect to SPACSphere or other business combination transaction (other than the Business Combination Agreement and the Business Combination), (iii) vote against any proposal, action or agreement that would (a) impede, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the timely consummation of the Domestication, the Merger or the other Transactions, (b) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of SPACSphere or Merger Sub under the Business Combination Agreement, (c) result in any of the conditions set forth in the Business Combination Agreement not being fulfilled or (d) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in the Sponsor Support Agreement, (iv) waive any adjustment to the conversion ratio or any other anti-dilution or similar protection set forth in the governing documents of SPACSphere with respect to SPACSphere Class B ordinary shares, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement, and (v) be bound by certain other covenants and agreements related to the Business Combination, including a restriction on the transfer of SPACSphere Class B ordinary shares and private placement units of SPACSphere, subject to certain exceptions.

The foregoing descriptions of the Business Combination Agreement, the Company Stockholder Support Agreement and the Sponsor Support Agreement (collectively, the “Transaction Documents”) and the transactions and documents contemplated thereby, are not complete and are subject to and qualified in their entirety by reference to the Business Combination Agreement, the Company Stockholder Support Agreement and the Sponsor Support Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1 and Exhibit 10.2, respectively, and the terms of which are incorporated by reference herein.

The Transaction Documents have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about SPACSphere, Mobilewalla or their respective affiliates. The representations, warranties, covenants and agreements contained in the Transaction Documents were made only for purposes of such agreements as of the specific dates therein, were solely for the benefit of the parties to the Transaction Documents and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Transaction Documents instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Transaction Documents and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the applicable dates of the Transaction Documents, which subsequent information may or may not be fully reflected in SPACSphere’s public disclosures.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of SPACSphere or Mobilewalla, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Additional Information and Where to Find It

In connection with the Business Combination, SPACSphere and Mobilewalla intend to jointly file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and proxy statement of SPACSphere in connection with the Business Combination, referred to as a proxy statement/prospectus, and after the Registration Statement is declared effective, SPACSphere will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders. This Form 8-K does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SPACSphere may file other documents regarding the Business Combination with the SEC, and SPACSphere’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus and the other documents filed in connection with the Business Combination, as these materials will contain important information about Mobilewalla, SPACSphere and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of SPACSphere as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the meeting of SPACSphere’s shareholders to be held to approve the Business Combination and such other matters. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to SPACSphere Acquisition Corp., 8795 Folsom Blvd, Sacramento, California 95826, Attention: Bala Padmakumar, Chief Executive Officer.

Before making any voting decision, investors and security holders of SPACSphere are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with SPACSphere’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination, and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about SPACSphere, Mobilewalla and the Business Combination.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

SPACSphere, Mobilewalla, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from SPACSphere’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SPACSphere’s shareholders in connection with the Business Combination, including the names of such persons and a description of their respective interests, is set forth in SPACSphere’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement regarding the proposed business combination when it becomes available. Shareholders will be able to obtain copies of the documents described in this paragraph that are filed with the SEC, once available, without charge at the SEC’s website at www.sec.gov, or by directing a request to SPACSphere Acquisition Corp., 8795 Folsom Blvd, Sacramento, California 95826, Attention: Bala Padmakumar, Chief Executive Officer.

Forward-Looking Statements Legend

This Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to SPACSphere and Mobilewalla. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SPACSphere’s securities; (ii) the risk that the Business Combination may not be completed by SPACSphere’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SPACSphere; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination by the respective shareholders of SPACSphere and Mobilewalla; (iv) the failure to obtain financing to complete the Business Combination and to support the future working capital needs of Mobilewalla and the combined company; (v) the effect of the announcement or pendency of the Business Combination on Mobilewalla’s business relationships, performance, and business generally; (vi) risks that the Business Combination disrupts current plans of Mobilewalla and potential difficulties in the retention of Mobilewalla employees as a result of the Business Combination; (vii) the outcome of any legal proceedings that may be instituted against SPACSphere or Mobilewalla related to the Business Combination Agreement and the Business Combination; (viii) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (ix) the ability to maintain the listing of SPACSphere’s securities on Nasdaq; (x) the price of SPACSphere’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Mobilewalla operates, variations in performance across competitors, changes in laws and regulations affecting Mobilewalla’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and the ability to identify and realize additional opportunities; (xii) the enforceability of Mobilewalla’s intellectual property, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; (xiii) the risk that Mobilewalla may never achieve or sustain profitability; (xiv) changes in the competitive and regulated industries in which Mobilewalla operates, variations in operating performance across competitors, changes in laws and regulations affecting Mobilewalla’s business and changes in the combined capital structure, and (xv) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in SPACSphere’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the SEC at www.sec.gov and other documents filed, or to be filed with the SEC by SPACSphere, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither SPACSphere nor Mobilewalla presently know or that SPACSphere nor Mobilewalla currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the definitive proxy statement to be filed by SPACSphere with the SEC, including those under “Risk Factors” therein, and other documents filed by SPACSphere from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SPACSphere and Mobilewalla assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SPACSphere nor Mobilewalla gives any assurance that either SPACSphere or Mobilewalla will achieve its expectations.

Item 7.01 Regulation FD Disclosure.

On June 1, 2026, SPACSphere and Mobilewalla issued a joint press release announcing their entry into the Business Combination Agreement described in Item 1.01 of this Current Report on Form 8-K. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information furnished pursuant to Item 7.01 of this Current Report on Form 8-K and in Exhibits 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is not subject to the liabilities of that section and is not deemed incorporated by reference into any filing of the Company under the Securities Act, as amended or the Exchange Act, except as otherwise expressly stated in such filing.

Item 9.01 Financial Statements and Exhibits.

(d)	List of Exhibits.

The Exhibit Index is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description
2.1*+	Business Combination Agreement, dated as of May 29, 2026, by and among SPACSphere Acquisition Corp., SPACSphere Merger Sub Inc. and Mobilewalla Holdco, Inc.

10.1+	Stockholder Support Agreement, dated as of May 29, 2026, by and among SPACSphere Acquisition Corp., Mobilewalla Holdco, Inc. and the stockholder parties thereto.

10.2+	Sponsor Support Agreement, dated as of May 29, 2026, by and among SPACSphere Sponsor LLC, SPACSphere Acquisition Corp. and Mobilewalla Holdco, Inc.

99.1	Press Release, dated June 1, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). SPACSphere agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request.
+	Certain portions of this document that constitute confidential information have been redacted pursuant to Item 601(b)(10) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPACSphere Acquisition Corp.

Date: June 1, 2026	By:	/s/ Bala Padmakumar
	Name:	Bala Padmakumar
	Title:	Chief Executive Officer

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